Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

June 30, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Christine Westbrook

Joe McCann

Re:  Pacific Biosciences of California, Inc.
Registration Statement on Form S-3
Filed June 10, 2020
File No. 333-239071

Ladies and Gentlemen:

On behalf of our client, Pacific Biosciences of California, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 24, 2020, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”).  For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on June 10, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement filed on June 10, 2020), all page references herein correspond to the page of Amendment No. 1.

Description of Capital Stock, page 6

1.We refer you to Article XI of your bylaws, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”  Please describe here the exclusive forum provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations promulgated thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  To the extent this provision applies to claims under the Securities Act, please

austin    beijing    boston    brussels    hong kong    london    los angeles    new york    palo alto
san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

Securities and Exchange Commission

June 30, 2020

add a risk factor describing the attendant risks, and state in the prospectus that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company advises the Staff that the Company’s forum selection provision provides that certain matters be litigated in the Court of Chancery of the State of Delaware, unless the Company consents to an alternative forum. This provision follows established Delaware case law (see Boilermakers Local 154 Ret. Fund v. Chevron Corp., C.A. No. 7220-CS (Del. Ch. June 25, 2013)) and legislation (see 8 Del. C. §115). Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 1 to clarify the intent of the Company’s forum selection provision.

Further, the Company undertakes to provide the following in future Exchange Act periodic reports with respect to the discussion of the actions for which the Court of Chancery of the State of Delaware will be the exclusive forum:

This provision is not intended to apply to claims arising under the Securities Act and the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.

*****

austin    beijing    boston    brussels    hong kong    london    los angeles    new york    palo alto
san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

Securities and Exchange Commission

June 30, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3240 or to Donna Petkanics at (650) 320-4606.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Andrew D. Hoffman
Andrew D. Hoffman

cc:         Michael Hunkapilller, Pacific Biosciences of California, Inc.
Susan Barnes, Pacific Biosciences of California, Inc.

             Brett Atkins, Pacific Biosciences of California, Inc.

             Donna Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.